October 25, 2011

VIA EDGAR

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:                             Echo Global Logistics, Inc.

Form 10-K for the Year Ended December 31, 2010

Form 10-Q for the Quarter Ended June 30, 2011

Proxy Statement on Schedule 14A

Report on Form 8-K Dated July 28, 2011

File No. 001-34470

Dear Ms. Cyrkel:

Set forth below are the responses of Echo Global Logistics, Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Company, dated October 11, 2011, relating to the Company’s Form 10-K for the year ended December 31, 2010, the Company’s Form 10-Q for the quarter ended June 30, 2011, the Company’s Proxy Statement on Schedule 14A and the Company’s Report on Form 8-K dated July 28, 2011.  For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type herein.

Form 10-K for the Year Ended December 31, 2010

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 33

Comment No. 1

In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding.  Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Response

The Company undertakes, in future filings, to expand its discussion of liquidity to cover the three-year period covered by the financial statements.

Notes to the Audited Financial Statements

Note 4. Acquisitions

RayTrans Distribution Services, Inc. Acquisition, page 47

Comment No. 2

We note your disclosure that the acquisition date fair value of the contingent consideration associated with this acquisition was $3,842,442 at the time of the acquisition on June 1, 2009.  We also note that for the years ended December 31, 2009 and 2010 you recorded a reduction of $795,297 and $3,047,145, respectively, to the contingent consideration obligation to reflect the change in fair value, which was primarily the result of adjustments to RDS’ forecasted financial performance.  In light of the significant change in the contingent consideration obligation subsequent to the acquisition, please tell us why you believe that the amount of the contingent consideration recorded at the time of acquisition on June 1, 2009 and the amount remeasured at December 31, 2009 and December 31, 2010, represented the appropriate fair value of the obligation as of each of those dates.  As part of your response, please explain to us how you determined the fair value of the obligation at June 1, 2009 and at December 31, 2009 and 2010.  Include in your response, the nature of any changes in facts and circumstances that occurred between June 1, 2009 and December 31, 2009 and between December 31, 2009 and December 31, 2010 that resulted in such significant changes to this liability.

Response

On July 1, 2009, pursuant to an asset purchase agreement filed with the Commission on September 16, 2009 as Exhibit No. 10.14 to the Company’s Form S-1 Registration Statement (Registration No. 333-150514) (the “RDS Asset Purchase Agreement”), the Company acquired substantially all of the assets of RayTrans Distribution Services (“RDS”) for $6,000,000 in cash plus a contingent obligation of $6,500,000, which was payable to the seller (the “RDS Seller”) upon the achievement of specific financial measures by RDS. The financial measures were profitability objectives for each of the three years following the acquisition, plus a cumulative profitability objective. These objectives were based on Earnings Before Interest, Taxes, Depreciation and Amortization

(“EBITDA”) and were as follows:

•                  For the period beginning on June 1, 2009 and ending on May 31, 2010, RDS must achieve $2,500,000 in EBITDA in order for the RDS Seller to be entitled to receive $1,333,333. Should EBITDA fall below $2,500,000, but exceed $2,000,000, the RDS Seller shall be entitled to a pro-rata payout as defined in the RDS Asset Purchase Agreement.

•                  For the period beginning on June 1, 2010 and ending on May 31, 2011, RDS must achieve $2,500,000 in EBITDA in order for the RDS Seller to be entitled to receive $1,333,333. Should EBITDA fall below $2,500,000, but exceed $2,000,000, the RDS Seller shall be entitled to a pro-rata payout as defined in the RDS Asset Purchase Agreement.

•                  For the period beginning on June 1, 2011 and ending on May 31, 2012, RDS must achieve $2,500,000 in EBITDA in order for the RDS Seller to be entitled to receive $1,333,333. Should EBITDA fall below $2,500,000, but exceed $2,000,000, the RDS Seller shall be entitled to a pro-rata payout as defined in the RDS Asset Purchase Agreement.

•                  For the period beginning on June 1, 2009 and ending on May 31, 2012, RDS must achieve $10,000,000 in EBITDA in order for the RDS Seller to be entitled to receive $2,500,000. Should EBITDA fall below $2,500,000 in any of the previous three measurement periods, the RDS Seller shall not to be entitled to this payment.

Based on the historical performance of RDS, expected synergies resulting from the acquisition of RDS, and the actual financial results of acquisitions completed by the Company prior to the acquisition of RDS, projections were prepared that reflected the expected financial performance of RDS over the measurement periods. These projections indicated that, under a variety of scenarios, the earn-out payments were likely to be achieved. The Company prepared a sensitivity analysis, probability weighted the results and discounted the expected results to determine the fair value of the contingent consideration at the time of the acquisition. This process resulted in the aggregate contingent obligation of $6,500,000 to be recorded at its estimated fair value of $3,900,000.

The contingent obligation was re-measured at December 31, 2009 and its fair value was determined to be $3,200,000, resulting in a reduction to the previously recorded amount of $700,000. The aggregate potential obligation at this time remained at $6,500,000. This reduction in fair value was primarily attributable to the actual financial performance of RDS in the seven-month period ended December 31, 2009. This actual financial performance fell below the original projections primarily due to difficult economic conditions, specifically in the flatbed truckload market, which was RDS’ primary business. These financial conditions were not anticipated at the time of the acquisition. The projections for RDS were updated after taking into consideration the seven months of actual performance, and the result was a reduction in the fair value of the contingent consideration as indicated above.

The contingent consideration was re-measured at December 31, 2010 and its fair value was determined to be $0, resulting in a reduction of $3,200,000. The following information was taken into consideration in determining this fair value:

1.               The first earn-out period that began on June 1, 2009 and ended on May 31, 2010 resulted in a payout of $0.

2.               The RDS Seller is no longer eligible to receive the cumulative earn-out for the period that began on June 1, 2009 and ends on May 31, 2012.

3.               Due to items 1 and 2 above, the total remaining aggregate earn-out obligation as of December 31, 2010 was $2,600,000, as opposed to the original aggregate earn-out obligation of $6,500,000. In addition, because the actual EBITDA performance in the first 12 month earn-out period was less than $2,000,000, the Company has the right to offset any future earn-out payments by $1,000,000 per the terms of the RDS Asset Purchase Agreement.

4.               Actual historical performance for the seven-month period ended December 31, 2010 was utilized to update financial projections for the remaining earn-out periods, and taking into consideration a sensitivity weighted projection model, as well as the right to offset any future potential payments by $1,000,000, it was determined that the fair value of the remaining obligation was $0.

5.               An independent valuation expert was retained to prepare a regression model to determine the fair value of the contingent obligation and their report was utilized in the final assessment.

Freight Management Inc., page 49

Comment No. 3

We note that during 2010 you recorded an additional reduction of $1,375,574 to the contingent consideration obligation to reflect the change in fair value, which was primarily the result of adjustments to the forecasted financial performance of FMI.  Please explain to us how you determined the fair value of the obligation at December 31, 2009 and at December 31, 2010.  As part of your response, please explain to us the nature of any changes in facts and circumstances that occurred subsequent to December 31, 2009 that resulted in such a significant decrease in the obligation during 2010.

Response

On July 1, 2009, pursuant to an asset purchase agreement (the “FMI Asset Purchase Agreement”), the Company acquired substantially all of the assets of Frieght Management, Inc. (“FMI”) for $1,400,000 in cash plus a contingent obligation of $4,600,000, which was payable to the seller (the “FMI Seller”) upon the achievement of specific financial measures by FMI.  This contingent obligation was recorded at its estimated fair value of $3,400,000. The financial measures were profitability objectives for each of the five years following the acquisition. These objectives were based on EBITDA and were as follows:

•                  For the period beginning on July 1, 2009 and ending on June 30, 2010, FMI must achieve $1,250,000 in EBITDA in order for the FMI Seller to be entitled to receive $833,000. Should EBITDA fall below $1,250,000, but exceed $750,000, the FMI Seller shall be entitled to a pro-rata payout as defined in the FMI Asset Purchase Agreement.

•                  For the period beginning on July 1, 2009 and ending on June 30, 2011, FMI must achieve $2,500,000 in cumulative EBITDA in order for the FMI Seller to be entitled to receive $833,000. Should cumulative EBITDA fall below $2,500,000, but exceed $1,750,000, the FMI Seller shall be entitled to a pro-rata payout as defined in the FMI Asset Purchase Agreement.

•                  For the period beginning on July 1, 2009 and ending on June 30, 2012, FMI must achieve $3,750,000 in cumulative EBITDA in order for the FMI Seller to be entitled to receive $833,000. Should cumulative EBITDA fall below $3,750,000, but exceed $2,812,500, the FMI Seller shall be entitled to a pro-rata payout as defined in the FMI Asset Purchase Agreement.

•                  For the period beginning on July 1, 2009 and ending on June 30, 2013, FMI must achieve $5,000,000 in cumulative EBITDA in order for the FMI Seller to be entitled to receive $833,000. Should cumulative EBITDA fall below $5,000,000, but exceed $4,000,000, the FMI Seller shall be entitled to a pro-rata payout as defined in the FMI Asset Purchase Agreement.

•                  For the period beginning on July 1, 2009 and ending on June 30, 2014, FMI must achieve $6,250,000 in cumulative EBITDA in order for the FMI Seller to be entitled to receive $833,000. Should cumulative EBITDA fall below $6,250,000, but exceed $5,000,000, the FMI Seller shall be entitled to a pro-rata payout as defined in the FMI Asset Purchase Agreement.

•                  Upon cumulative EBITDA equaling or exceeding $6,875,000 on or prior to December 31, 2014, the FMI Seller shall be entitled to receive an additional $416,667.  Should cumulative EBITDA fall below $6,875,000, but exceed $5,500,000, the FMI Seller shall be entitled to a pro-rata payout as defined in the FMI Asset Purchase Agreement.

Based on the historical performance of FMI, expected synergies resulting from the acquisition of FMI, actual financial results of acquisitions completed by the Company prior to the acquisition of FMI and consideration of their sales pipeline, projections were prepared that reflected the expected financial performance of FMI over the measurement periods. These projections indicated that, under a variety of scenarios, the earn-out payments were likely to be achieved. The Company prepared a sensitivity analysis, probability weighted the results, and discounted the expected results to determine the fair value of the contingent consideration at the time of the acquisition on July 1, 2009. This process resulted in the original aggregate contingent obligation of $4,600,000 to be recorded at its estimated fair value of $3,400,000.

Subsequent to December 31, 2009, the profitability of FMI’s largest customer began to decline. In the first quarter of 2010, the Company updated its projections based on FMI’s historical financial performance, and re-measured the fair value of the contingent consideration, resulting in a decrease of $700,000.

In May 2010, the Company and FMI mutually agreed to an amendment to the FMI Asset Purchase Agreement, which resulted in a decrease in the original financial performance measures and a decrease in the potential earn-out payments. These decreased financial measures were defined in terms of EBITDA and were as follows:

•                  For the period beginning on July 1, 2009 and ending on June 30, 2010, FMI must achieve $650,000 in EBITDA in order for the FMI Seller to be entitled to receive $310,000. Should EBITDA fall below $650,000, but exceed $585,000, the FMI Seller shall be entitled to a pro-rata payout as defined in the FMI Asset Purchase Agreement.

•                  For the period beginning on July 1, 2010 and ending on June 30, 2011, FMI must achieve $700,000 in EBITDA in order for the FMI Seller to be entitled to receive $520,000. Should EBITDA fall below $700,000, but exceed $630,000, the FMI Seller shall be entitled to a pro-rata payout as defined in the FMI Asset Purchase Agreement.

•                  For the period beginning on July 1, 2011 and ending on June 30, 2012, FMI must achieve $700,000 in EBITDA in order for the FMI Seller to be entitled to receive $520,000. Should EBITDA fall below $700,000, but exceed $630,000, the FMI Seller shall be entitled to a pro-rata payout as defined in the FMI Asset Purchase Agreement.

•                  For the period beginning on July 1, 2012 and ending on June 30, 2013, FMI must achieve $700,000 in EBITDA in order for the FMI Seller to be entitled to receive $520,000. Should EBITDA fall below $700,000, but exceed $630,000, the FMI Seller shall be entitled to a pro-rata payout as defined in the FMI Asset Purchase Agreement.

•                  For the period beginning on July 1, 2013 and ending on June 30, 2014, FMI must achieve $700,000, in EBITDA in order for the FMI Seller to be entitled to receive $520,000. Should EBITDA fall below $700,000 but exceed $630,000, the FMI Seller shall be entitled to a pro-rata payout as defined in the FMI Asset Purchase Agreement.

The Company performed an updated evaluation of the projected financial performance of FMI on June 30, 2010, which resulted in an additional decrease in the estimated fair value of the contingent consideration of $700,000.

Comment No. 4

We note that during fiscal 2009 and 2010 you had several business acquisitions in which additional cash consideration may become payable upon achievement of certain performance measures.  For each of these acquisitions in which a contingent consideration obligation has been recorded, please tell us, and revise future filings to disclose the nature and terms of the performance measures that must be achieved in order for the contingent consideration to become payable.

Response

In 2009 and 2010, the purchase price of each entity acquired by the Company included a contingent future payment component based on the acquired entity’s achievement of various performance measures related to EBITDA targets. The Company undertakes, in future filings, to disclose that the nature of the performance measures relate to EBITDA targets and that such targets must be achieved for future earn-out payments to occur. In addition, the Company undertakes to include disclosure, in Note 5. Fair Value Measurement, similar to the following:

“The potential earnout payments and performance targets are defined in the individual purchase agreement for each acquisition.  EBITDA is the performance target defined and measured to determine the earnout payment due, if any, after each defined measurement period.”

Comment No. 5

We note that during 2010 you had several business acquisitions that were individually immaterial.  In light of the fact that these acquisitions appear to be material in the aggregate, we believe that the disclosures required by ASC 805-10-50-2, 805-20-50-1 and 805-30-50-1 should be provided in the notes to the financial statements for these acquisitions in the aggregate.  Please revise future filings accordingly.

Response

The Company advises the Staff that it does not believe that its 2010 acquisitions were material individually or in the aggregate, and therefore, disclosure under ASC 805-10-50-2, 805-20-50-1 and 805-30-50-1 is not required.  In making the determination of the materiality of the Company’s 2010 acquisitions, individually and in the aggregate, the Company relied on Regulation S-X Rule 3-05(b)(3), as well as other qualitative factors.

Pursuant to Regulation S-X Rule 3-05(b)(3), the Company compared the financial statements of each individual acquisition to the Company’s most recent annual audited financial statements prior to the acquisition in order to determine if audits of the entities acquired were necessary.  The Company performed the asset test, investment test, and income test in accordance with the rule for each individual acquisition and in the aggregate for the 2010 acquisitions. The Company then used this same methodology in determining the materiality of the acquisitions in the aggregate. The results of these tests indicated the aggregate impact of the 2010 acquisitions was less than 20% in each instance.  As a result of these tests, consideration of other qualitative factors, and the overall impact of the acquisitions on the 2010 financial statements, the Company did not believe that the materiality thresholds that required additional disclosures had been met for the 2010 acquisitions in the aggregate.

Note 5. Fair Value Measurement, page 51

Comment No. 6

We note from the table included at the bottom of page 51 and from the disclosures in Note 4 that changes in the fair value of contingent consideration obligations related to your recent acquisitions have had a material positive impact on your results of operations during both 2009 and 2010.  Please revise MD&A in future filings to discuss the nature and timing of the changes in facts or circumstances that resulted in the significant changes in the fair values of your contingent consideration obligations during all periods presented in your financial statements and explain how the changes in these obligations impacted your results of operations for the periods presented in your financial statements.

Response

The Company undertakes to revise MD&A in future filings to discuss the nature and timing of the changes in facts or circumstances that resulted in the significant changes in the fair values of contingent consideration obligations during all periods presented in the financial statements.  In addition, the Company undertakes to explain how the changes in these obligations impacted the results of operations for the periods presented in the financial statements.

Form 10-Q for the quarter ended June 30, 2011

Note 3. Acquisitions

DNA Freight Inc., page 9

Comment No. 7

We note your disclosure that during the second quarter the Company revised the estimate of the contingent consideration liability based upon additional information and as a result, reduced the original contingent consideration obligation and goodwill by $892,071.  We also note your disclosure that during the six month period ended June 30, 2011 you recorded a decrease of $413,904 to the contingent consideration obligation recorded under the amended purchase agreement to reflect the change in fair value, which was primarily the result of adjustments to the forecasted financial performance of DNA.  In light of the fact that you reassessed the fair value of the contingent consideration obligation during the second quarter of 2011 resulting in a measurement period adjustment, please tell us why there is also a significant change in the fair value of this obligation during the same period which is recorded as an income statement adjustment.  Also, please explain to us how the amendment to the terms of the DNA purchase agreement was considered in determining the appropriate accounting treatment for the adjustments to the contingent obligation liability that were recognized during the six months ended June 30, 2011.

Response

Pursuant to an asset purchase agreement entered into in December 2010 (the “DNA Asset Purchase Agreement”), the Company acquired the majority of the assets and liabilities of DNA Freight (“DNA”). The purchase price consisted of $4.0 million paid at closing and aggregate contingent payments of up to $5.9 million payable to the seller (the “DNA Seller”) based on the achievement of financial performance targets by DNA. The fair value of the payments based on a probability weighted analysis of DNA’s projected financial results was determined to be $4.1 million at the date of the acquisition. The following is a summary of the terms of the contingent earn-out payments:

•                  For the period beginning on January 1, 2011 and ending on December 31, 2011, DNA must achieve $2,125,000 in EBITDA in order for the DNA Seller to be entitled to receive $1,480,000. Should EBITDA fall below $2,125,000, but exceed $1,800,000, the DNA Seller shall be entitled to a pro-rata payout as defined in the DNA Asset Purchase Agreement.

•                  For the period beginning on January 1, 2012 and ending on December 31, 2012, DNA must achieve $2,300,000 in EBITDA in order for the DNA Seller to be entitled to receive $1,480,000. Should EBITDA fall below $2,300,000, but exceed $1,955,000, the DNA Seller shall be entitled to a pro-rata payout as defined in the DNA Asset Purchase Agreement.

•                  For the period beginning on January 1, 2013 and ending on December 31, 2013, DNA must achieve $2,475,000 in EBITDA in order for the DNA Seller to be entitled to receive $1,480,000. Should EBITDA fall below $2,475,000, but exceed $2,103,750, the DNA Seller shall be entitled to a pro-rata payout as defined in the DNA Asset Purchase Agreement.

•                  For the period beginning on January 1, 2014 and ending on December 31, 2014, DNA must achieve $2,650,000 in EBITDA in order for the DNA Seller to be entitled to receive $1,480,000. Should EBITDA fall below $2,650,000, but exceed $2,252,500, the DNA Seller shall be entitled to a pro-rata payout as defined in the DNA Asset Purchase Agreement.

In connection with the preparation of the closing balance sheet, it was determined that additional liabilities existed on the date of the acquisition, and the last 12 months’ EBITDA, as represented in the DNA Asset Purchase Agreement by the DNA Seller, was overstated. The DNA Seller returned a portion of the original purchase price due to the additional liabilities as part of a working capital adjustment that was part of the DNA Asset Purchase Agreement. Additionally, because the EBITDA was overstated and misrepresented, the parties agreed to an adjustment to the DNA Asset Purchase Agreement which resulted in a reduction in the amount of the aggregate contingent consideration payable as well as a reduction in the financial targets associated with the earning of the contingent payments. The following summarizes the terms of the renegotiated contingent consideration:

•                  For the period beginning on January 1, 2011 and ending on December 31, 2011, DNA must achieve $1,681,000 in EBITDA in order for the DNA Seller to be entitled to receive $960,000. Should EBITDA fall below $1,681,000 but exceed $1,428,850, the DNA Seller shall be entitled to a pro-rata payout as defined in the DNA Asset Purchase Agreement.

•                  For the period beginning on January 1, 2012 and ending on December 31, 2012, DNA must achieve $1,819,000 in EBITDA in order for the DNA Seller to be entitled to receive $960,000. Should EBITDA fall below $1,819,000, but exceed $1,546,150, the DNA Seller shall be entitled to a pro-rata payout as defined in the DNA Asset Purchase Agreement.

•                  For the period beginning on January 1, 2013 and ending on December 31, 2013, DNA must achieve $1,957,000 in EBITDA in order for the DNA Seller to be entitled to receive $960,000. Should EBITDA fall below $1,957,000, but exceed $1,663,450, the DNA Seller shall be entitled to a pro-rata payout as defined in the DNA Asset Purchase Agreement.

•                  For the period beginning on January 1, 2014 and ending on December 31, 2014, DNA must achieve $2,096,000 in EBITDA in order for the DNA Seller to be entitled to receive $960,000. Should EBITDA fall below $2,096,000, but exceed

$1,781,600, the DNA Seller shall be entitled to a pro-rata payout as defined in the DNA Asset Purchase Agreement.

The changes made to properly reflect the projections based on the accurate EBITDA and the related impact on contingent consideration based on the original financial performance targets were accounted for as a purchase price adjustment. As such, an evaluation was performed to determine what the fair value of the contingent consideration would have been, given the facts that existed at the time of the acquisition, and the opening balance sheet was adjusted to reflect this change (goodwill and the fair value of the contingent consideration were decreased by $892,071).

Additionally, the Company reviewed the changes in business conditions subsequent to the date of the acquisition under the terms of the amended DNA Asset Purchase Agreement, considered historical results and revised the projections downward and completed a sensitivity analysis. These resulting changes in the fair value were accounted for as a reduction to the liability and as an income statement adjustment.

The Company retained a third-party valuation expert to review and calculate the impacts of these changes.

Proxy Statement filed on Schedule 14A

Comment No. 8

We note from your disclosure on page 12 that in December 2010 you acquired a 13% ownership interest in Fooda, Inc., which you then sold for $325,000 cash during fiscal 2011.  Please explain to us the nature of these transactions and tell us how you accounted for the sale of the ownership interest in 2011. Also, please explain to us the nature of any related parties involved in this transaction and tell us why you believe your accounting was appropriate given any related party involvement in the sale transaction.

Response

In September 2010, Orazio Buzza, the Company’s former Chief Operating Officer, Vip Sandir, a former Company employee, and certain current Company employees (collectively, the “Fooda Parties”) started Fooda, Inc., a business that facilitates the delivery of lunch to business premises.  In December 2010, in exchange for any rights that the Company may have had in Fooda’s business as a result of the Fooda Parties developing the business plan during the course of their employment with the Company, the Fooda Parties caused Fooda to issue to the Company a 13% ownership interest in Fooda and paid it $100,000 in cash.  A fund affiliated with Eric P. Lefkofsky and Bradley A. Keywell, two of our directors, also invested in Fooda.  In February 2011, the Company sold the 13% ownership interest in Fooda to Messrs. Buzza and Sandhir for $325,000 in cash. The Company has no other affiliation with Fooda.

In light of the involvement of two of our directors, the Company’s Audit Committee (excluding Messrs. Lefkofsky and Keywell), consistent with its committee charter, reviewed the offer from Fooda and, after deliberation, approved the transaction.  As Fooda was a new entity, no market value for the ownership interest was determinable.  Therefore, the Company did not record any value in respect of such interests at the time of such transaction.  Following the sale of Company’s interest in Fooda in February 2011, the Company recorded the proceeds received from the sale during the first quarter of 2011.

Report on Form 8-K dated July 28, 2011

Comment No. 9

We note the presentation in the press release furnished in your report on Form 8-K dated July 28, 2011 of the non-GAAP measures  “non-GAAP operating income,” “non-GAAP net income” and “non-GAAP EPS”.  In addition to providing a reconciliation of these measures to most comparable GAAP measure, please revise future filings to explain why management believes that each of these measures provides useful information to investors regarding the Company’s operating performance and to the extent material, explain how these measures are used by the Company’s management.

Response

The Company undertakes to revise future filings to provide a reconciliation of all non-GAAP financial measures to the most comparable GAAP financial measures.  In addition, the Company undertakes to explain in future filings why management believes that each of the non-GAAP financial measures presented provides useful information to investors regarding the Company’s operating performance.  To the extent material, the Company will explain how these measures are used by the Company’s management.

*  *  *  *  *

As requested by the Staff, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter, please call me at (312) 676-4512.

Sincerely,
/s/ David B. Menzel
Chief Financial Officer